Exhibit 6.11

AMENDMENT

TO THE LIFE INSURANCE ENDORSEMENT METHOD

SPLIT DOLLAR PLAN AGREEMENT

EFFECTIVE SEPTEMBER 12, 2001

THIS AMENDMENT, made and entered into this 26th day of December, 2007, by and between The Lyons National Bank, a bank organized and existing under the laws of the United States of America, (hereinafter referred to as the “Bank”), and Robert A. Schick, an Executive of the Bank, (hereinafter referred to as the “Executive”), shall effectively amend the Life Insurance Endorsement Method Split Dollar Plan Agreement effective September 12, 2001 as follows:

1.)        Paragraph VI, Division of Death Proceeds, Subparagraphs (A), (B) and (C), shall be deleted in its entirety and replaced with the following:

A.	Should the Insured be employed by the Bank at the time of death, the Insured’s beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x’s) the Insured’s total compensation (including salary and deferred compensation) at the time of death, or Seven Hundred Fifty Thousand and 00/100th Dollars ($750,000.00), whichever is greater.

B.	Should the Insured be retired from the Bank or terminated from the Bank due to disability, at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x’s) the Insured’s total compensation (including salary and deferred compensation) at the time of said termination, or Seven Hundred Fifty Thousand and 00/100th Dollars ($750,000.00), whichever is greater.

C.	Should the Insured not be employed by the Bank for reasons other than retirement or disability, at the time of the Insured’s death, no death benefit shall be paid.

2.)        Paragraph IX, Termination of Agreement, subparagraph (B), shall be deleted in its entirety and replaced with the following:

B.	Voluntary or involuntary termination of employment by the Executive.

3.)        Paragraph IX, Termination of Agreement, subparagraph (C), shall be added with the following:

C.	The earlier of age seventy (70) or termination of employment.

This Amendment shall be effective the 26th day of December, 2007. It is intended that this Amendment not be a material modification pursuant to final accounting regulations for Post-Retirement Split Dollar Arrangements. Additionally, the reduction of the benefit to the Insured’s beneficiary(ies) in Paragraph VI (A) and (B) above shall not be deemed a material modification. To the extent that any term, provision, or paragraph of said Agreement is not specifically amended herein, or in any other amendment thereto, said term, provision, or paragraph shall remain in full force and effect as set forth in said September 12, 2001 Agreement.

IN WITNESS WHEREOF, the parties hereto acknowledge that each has carefully read this Amendment and executed the original thereof on the first day set forth hereinabove, and that, upon execution, each has received a conforming copy.

THE LYONS NATIONAL BANK
Lyons, New York

/s/ Carol Snook	By:	/s/ Diana R. Johnson	Chief Financial Officer
Witness	(Bank Officer other than Insured)		Title

/s/ Carol Snook	/s/ Robert A. Schick
Witness	Robert A. Schick